UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53785 / May 11, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12234

In the Matter of **Gary Player Direct, Inc.,** **Gary Player Golf, Inc.,** **Cross Media Marketing Corp.,** **First Chesapeake Financial Corp.,** **North Lily Mining Co.** **and QuadraComm, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO NORTH LILY MINING CO.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by North Lily Mining Co. ("North Lily" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 9, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to North Lily Mining Co. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   North Lily (CIK No. 72655) is a Utah corporation based in Denver, Colorado. At all times relevant to this proceeding, the common stock of North Lily has been registered with the Commission under Exchange Act Section 12(g). As of March 8, 2006, the common stock of North Lily was quoted on the Pink Sheets (symbol "NLMC").

      2.   North Lily has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ending September 30, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

                           Nancy M. Morris
                           Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.